Logic Product Group LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Logic Product Group LLC

TABLE OF CONTENTS



To the Members of
Logic Product Group LLC
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Logic Product Group LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 19, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LOGIC PRODUCT GROUP LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,347	$ 31,598
Accounts receivable	15,321	51,679
Inventory	253,430	70,218
Total Current Assets	277,098	153,495
Non-Current Assets:		
Property and equipment, net	7,124	7,320
Total Non-Current Assets	7,124	7,320
TOTAL ASSETS	$ 284,222	$ 160,815
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 203,621	$ 67,208
Accounts payable - related party	15,000	2,836
Accrued expenses	58,798	8,343
Loans payable	128,385	35,500
Inventory loan	46,309	-
Total Current Liabilities	452,113	113,887
Total Liabilities	452,113	113,887
Members' Equity (Deficit):		
Membership Units, 10,000,000 units authorized, 1,321,412 units issued and outstanding as of each December 31, 2016 and 2015.	278,526	278,526
Accumulated deficit	(446,417)	(231,598)
Total Members' Equity (Deficit)	(167,891)	46,928
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 284,222	$ 160,815

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOGIC PRODUCT GROUP LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 720,076	$ 611,961
Costs of net revenues	(511,871)	(394,508)
Gross profit	208,205	217,453
Operating Expenses:		
General & administrative	272,878	209,036
Sales & marketing	122,004	146,465
Total Operating Expenses	394,882	355,501
Loss from operations	(186,677)	(138,048)
Other Income/(Expense):		
Interest expense	(28,142)	(7,344)
Total Other Income/(Expense)	(28,142)	(7,344)
Provision for income taxes	-	-
Net loss	$ (214,819)	$ (145,392)

LOGIC PRODUCT GROUP LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Membership Units		Accumulated Deficit	Total Members' Equity (Deficit)
	Number of Units	Amount		
Balance at January 1, 2015	1,238,824	$ -	$ (45,457)	$ (45,457)
Issuance of membership units	82,588	184,102	-	184,102
Fair value of warrant issuance	-	15,898	-	15,898
Conversion of notes payable	-	78,526	-	78,526
Distributions	-	-	(40,749)	(40,749)
Net loss	-	-	(145,392)	(145,392)
Balance at December 31, 2015	1,321,412	$ 278,526	$ (231,598)	$ 46,928
Net loss	-	-	(214,819)	(214,819)
Balance at December 31, 2016	1,321,412	$ 278,526	$ (446,417)	$ (167,891)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOGIC PRODUCT GROUP LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (214,819)	$ (145,392)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,506	3,357
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	36,357	(38,356)
(Increase)/Decrease in inventory	(183,212)	9,359
Increase/(Decrease) in accounts payable	148,577	(8,603)
Increase/(Decrease) in accrued expenses	50,457	434
Net Cash Used In Operating Activities	(158,134)	(179,201)
Cash Flows From Investing Activities		
Purchase of property and equipment	(4,310)	(6,095)
Net Cash Used In Investing Activities	(4,310)	(6,095)
Cash Flows From Financing Activities		
Proceeds from issuance of notes payable	161,100	46,700
Repayments of loans payable	(68,216)	(10,863)
Proceeds from issuance of consignment agreement, net of repayments	46,309	-
Proceeds from issuance of preferred stock	-	200,000
Distributions	-	(40,749)
Net Cash Provided By Financing Activities	139,193	195,088
Net Change In Cash	(23,251)	9,792
Cash at Beginning of Period	31,598	21,806
Cash at End of Period	$ 8,347	$ 31,598
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 18,778	$ 7,344
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable to members equity	$ -	$ 78,526

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOGIC PRODUCT GROUP LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Logic Product Group LLC (the "Company"), is a limited liability company organized September 22, 2010 under the laws of Delaware.   The Company manufactures and distributes natural consumer product goods under the brand names LiceLogic, TotLogic, BarkLogic, and Natural HomeLogic.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no allowances against its accounts receivable.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of finished goods held for distribution and inventory in transit. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3 years for the Company's equipment. The Company also capitalizes patent filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis over an estimated useful life of 15 years.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2016 and 2015, no property and equipment or intangible assets have been impaired.

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	**2015**
Equipment	$ 15,904	$ 11,594
Less: Accumulated depreciation	(8,780)	(4,274)
Property and equipment, net	$ 7,124	$ 7,320

Depreciation and amortization expense totaled $4,506 and $3,357 for the years ended December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2016 and 2015, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes shipping costs and merchant fees in costs of goods sold.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $214,819 and $145,392 for the years ended December 31, 2016 and 2015, respectively, has limited liquidity as of December 31, 2016 with $8,347 of cash as of such date, and current liabilities exceed current assets by $175,015 as of December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing from its members and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT FINANCING

Notes Payable – Kabbage

The Company issued notes payable with Kabbage during 2016 and 2015 for principal of $31,000 and $20,700, respectively. The balances due under these arrangements as of December 31, 2016 and 2015 were $23,177 and $12,075, respectively. The effective interest rates on these notes ranged from 12%-33%. Payments of principal and interest were due monthly under both loans and the required monthly payments on the 2016 loan are $602-$5,418 per month. The maturity of the balance 2016 loan is September 12, 2017. The 2015 loan was repaid in full in 2016.

Notes Payable – Amazon

The Company issued notes payable with Amazon during 2016 and 2015 for principal of $31,000 and $26,000, respectively. The balances due under these arrangements as of December 31, 2016 and 2015 were $28,425 and $23,425, respectively. The interest rate on these notes is 15.9%. Payments of principal and interest were due monthly under both loans and the current required monthly payments on the 2016 loan are $5,409 per month. The maturity of the balance on the 2016 loan is June 13, 2017. The 2015 loan was repaid in full in 2016.

Note Payable

The Company issued a note payable with an investor on January 25, 2016 for principal of $100,000. The balance due under this arrangement as of December 31, 2016 was $76,783 , inclusive of accrued and unpaid interest. The interest rate on this note is 12%. The loan requires biweekly payments of $2,167. The Company ceased payments on this loan during 2016 due to cash flow needs and therefore is delinquent and in violation of the repayment terms. The Company has promised the lender repayment in full by February 2018, but has classified this as a current liability due to its defaulting on the repayment terms.

Inventory Loan

The Company entered into an inventory loan agreement on June 30, 2016 for principal of $121,865. The balance due under this arrangement as of December 31, 2016 was $46,309, inclusive of accrued and unpaid interest. The interest rate on this note is 32%. The loan requires monthly payments of $23,154 for its six-month term. The outstanding balance, inclusive of accrued interest, was repaid in full in January 2017.

Interest Expense

The Company's interest expense on these arrangements totaled $28,142 and $7,344 for the years ended December 31, 2016 and 2015, respectively.

NOTE 5: MEMBERS' EQUITY (DEFICIT)

Membership Units

The Company has authorized 10,000,000 membership units for issuance. As of each December 31, 2016 and 2015, the Company has 1,321,412 membership units issued and outstanding.

During 2015, a related party converted a note payable to members' equity without further membership unit issuances as a capital contribution. This conversion provided the unitholder with a right to a 1.5x liquidation preference on the invested amount if and upon a liquidation event.

During 2015, the Company issued 82,588 membership units to two investors at a price per unit of $2.42 per membership unit, providing proceeds of $200,000. One of these investments was accompanied by a warrant issuance, which was valued at $15,898 and recorded to the statement of changes in members' equity (deficit) accordingly and netted from the investment proceeds. See further discussion of this warrant issuance below.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Warrant Issuance

On December 1, 2015, the Company issued a warrant for the purchase of 20,647 shares of the Company's membership units. The warrant was issued in conjunction with a membership unit purchase discussed above. The exercise price for the warrant is $2.42 per membership unit. The warrant expires on November 30, 2020.

The assumptions utilized for the warrant granted during the year ended December 31, 2015 is as follows:

Risk-free Interest Rate	1.1%
Dividend Yield	0%
Estimated Volatility	50%
Expected Life (Years)	2.5
Exercise Price	$ 2.42
Fair Value of Warrant	$ 0.77

The Company estimated the fair value of the warrant totaling $15,898 on its estimate of the fair value of the Company's membership units at the issuance date. This value was deducted from the associated investment proceeds and is presented in the statement of members' equity (deficit).

NOTE 6: RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company's members have advanced funds to the Company and paid expenses on behalf of the Company. The resulting payable balances due under such arrangements as of December 31, 2016 and 2015 were $15,000 and $2,836, respectively.

During 2015, a note payable balance of $78,526 with a shareholder of the Company was converted into the Company's members' equity without further share issuances as a capital contribution to the Company.

The Company leases its space from a founder and unitholder of the Company at a rate of $3,625 per month, under a month-to-month lease arrangement. Rent expense under this agreement for the years ended December 31, 2016 and 2015 was $48,529 and $44,787, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

In January 2017, the Company issued 22,975 membership units for total proceeds of $50,000.

In March 2017, the Company entered into a loan agreement for $71,000 with QuarterSpot Inc., bearing interest at 45.34% and maturing in March 2018. The loan is repayable with daily payments of $356, with the remaining principal and interest due at maturity.

In May 2017, the Company entered into a loan agreement for $97,000 with Amazon Capital Services, bearing interest at 16% and maturing on May 10, 2018. The loan is repayable in 12 monthly installments of $8,801.

In June of 2017, the Company moved its office facilities. The Company shares office facilities with the living space for the Company's two founders, as discussed in Note 6. In order to facilitate the move, the Company advanced approximately $29,000 to the founders. $6,700 will be repaid within 60 days, while an additional $4,450 will be repaid within 12 months. The Company's share of rent will decrease from $3,625 to $1,650 per month under the new arrangement.

The Company has evaluated subsequent events through June 19, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.